Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

SEC MAIL RECEIVED PROCESSING
FEB 28 2006
WASH. D.C. 213 SECTION

February 14, 2006

06011289

Office of International Corporate
Securities and Exchange Comm
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

SUPPL

Dear Sir/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, we are enclosing for your files one copy of each of the following;

- Our news release dated February 14, 2006

We trust you will find this in order.

GITENNES EXPLORATION INC.

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

Linda Dezura
Administrative Assistant

:LD
Enclosures.

dlw 3/6

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

GOLD ZONES EXPANDED AT GITENNES' TUCUMACHAY PROJECT

Vancouver, February 14, 2006: Gitennes Exploration Inc. (TSX-GIT) is pleased to provide additional results for a recently completed core drilling programme at the Tucumachay Project in central Peru. A Nevada-style carbonate-hosted zone of gold mineralization is being delineated within the La Nariz portion of the property.

TARGET	HOLE	From... to (metres)	Interval (metres)	Gold g/t	Silver g/t	Location Relative to Hole T05-16
Leonardo Target, reported from north to south						
Leo Norte	T06-30	1.50 - 7.30	5.80	1.06	0.9	70m WNW on same section
		37.30 - 75.45	38.15	0.91	2.1	
		Incl. 38.40 - 43.40	5.00	2.47	3.6	
		And 54.05 - 57.10	3.05	1.94	1.6	
		87.60 - 90.65	3.05	1.08	2.5	
Leo Norte	T06-28	17.65 - 23.95	6.30	1.39	<0.2	60m South
		32.10 - 36.65	4.55	0.98	1.7	
Leo Norte	T06-29	33.20 - 40.85	7.65	1.51	3.6	60m SSE
		Incl. 34.75 - 37.80	3.05	3.07	2.3	
Leo Norte	T05-27	7.80 - 28.85	21.05	0.38	-	120m SSW
Scout holes						
Leo Sur	T06-36	2.05 - 7.85	5.80	0.84	5.4	190m SE
		27.65 - 47.50	19.85	0.56	1.3	
		Incl. 43.20 - 45.95	2.75	1.49	2.3	
Leo Sur	T06-37	5.00 - 6.20	1.20	1.34	0.8	190m SE
		35.85 - 46.65	10.80	0.33	1.1	Lost in zone
Leo Central	T06-33	5.95 - 14.50	8.55	0.88	3.0	360m SSE
		Incl. 5.95 - 10.50	4.55	1.22	5.3	
La Guapita	T06-34	0.00 - 27.50	27.50	1.09	1.0	500m East
		Incl. 0.00 - 18.50	18.50	1.47	1.0	
		And 10.75 - 18.50	7.75	1.90	1.2	
Sinkhole	T06-35	12.90 - 32.75	19.85	0.34	1.0	410m ESE
La Guapita	T06-38	28.65 - 36.20	7.55	0.98	16.7	600m E NB: core recovery <30%
Cerro Oeste Target (T06-32 is a re-drill of hole T05-10)						
Cerro Oeste	T06-32	15.40 - 25.75	10.35	1.08	1.8	140m West
		Incl. 15.40 - 19.30	3.90	1.70	3.7	
Cerro Oeste	T06-31	30.00 – 43.10	13.1	-	14.3	155m SSW

True widths are not known, and are estimated to range from 60 to 90% of the reported intervals

Drill holes are referenced herein with respect to hole T05-16 (47.8 metres grading 0.98 g/t gold, released October 12, 2005), the first hole that was drilled on Leonardo Norte which was obviously well-altered and mineralized. Step-out drilling here continues to expand a complex zone of at-surface to near-surface gold mineralization that exhibits both structural and stratigraphic geological controls. Hole T06-30 is the furthest north step-out, intersecting three mineralized intervals including one of 38.15 metres grading 0.91 g/t gold. The zone remains open in this direction.

Drill holes T06-27, 28, and 29 establish mineralization continuing south, 160 metres from T06-30. The zone remains open in this direction, coincident with a prominent lineament representing a wide, prospective zone of faulting and fracturing.

Scout holes T06-33, 36, and 37, tested silicified cross-structures, intersecting intervals of variably silicified limestone and breccia. Hole 37 was lost due to caving before reaching its target. Additional drilling west from these sites is warranted. Holes T06-33, 34 and 35 test a prominent cross-fracture. Hole 34 at La Guapita encountered a steep zone of breccia cutting a stockwork of silicified fractures and veinlets that graded 1.09 g/t gold over 27.50 metres. Hole T06-35 tested the central segment of this fault, encountering only weak silicification.

Scout hole T06-38 encountered poor drilling conditions throughout its 72.5-metre length, and was eventually lost due to caving. Core recoveries were less than 30%, and the reported interval may not be reliable.

Drill hole T06-32 at Cerro Oeste was a 40 centimetre step-back from T05-10, and represents a twin hole for the purposes of validating results from the upper part of hole 10. The core from hole 10 was badly ground during drilling and recovery was less than 50% through the targeted zone (mudstone and breccia exposed in trenches 15 metres away) and returned only low gold values (0.36 g/t over 7.45 metres). Core recovery and integrity in the mudstone target in T06-32 was much improved over that in T05-10, and the gold assays are up to three times higher (1.03 g/t gold over 10.35 metres). Check assays preformed on duplicate pulps prepared from sample rejects confirm the accuracy of both sets of analytical results, displaying the characteristic high reproducibility of gold assays at Tucumachay. Similarly, results from sludge samples collected during the drilling of hole 32 correlate closely with respective core sample assays. Recovery and drilling technique concerns exist for other holes drilled during phase 1, most notably those at Cerro Oeste and the Greg showings (holes T05-08 to 11 inclusive). The possibility exists that earlier assay results understate the gold content in these holes.

Drill hole T06-31, also at Cerro Oeste, encountered pyritic mudstone and sandstone that assay 14.3 g/t silver over 13.1 metres. This new style of mineralization is accompanied by sphalerite (up to 1.6% zinc). Strong silver and zinc soil anomalies along strike suggest this style of mineralization may be widespread and that it warrants follow-up.

A programme of grid reverse circulation and core drilling and metallurgical test work is being planned for the project. Currently crews are completing various site surveys and are evaluating portions of the Tucumachay and Titimina (100% Gitennes) properties that were not explored during 2005. Results from this activity will be released shortly.

The Tucumachay Project is held under option from Inmet Mining Corporation. Gitennes has met its required exploration expenditures under the agreement, and may now earn its 100% interest in the project by incurring additional expenditures of (approximately) US$ 600,000 before December 31, 2008. Once Gitennes has completed 12,000 metres of drilling, Inmet has the option to earn-back a 60% interest by spending three times Gitennes' total project-related expenses to that point.

Work at Tucumachay is under the supervision of James Foster (P.Geo.) and Alvaro Fernandez-Baca (P.Geo.). Analytical services are provided for by ALS Chemex Laboratories and SGS Laboratories in Lima, Peru. The technical information in this release has been reviewed by Jerry Blackwell (P.Geo.), a Qualified Person as defined in National Instrument 43-101.

Cross-sections, drill plans and assay tables pertaining to this release are to be found at the Company's website at www.gitennes.com, are available by email, or by contacting:

Jerry Blackwell
President